FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 2, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs of the payment on March 02, 2011 of the sixth bond coupon (bonds series 03 issue, state registration No 4-03-06005-A, registered on “17” January 2008).

The aggregate payment under the sixth bond coupon is 64 630 300 rubles 80 kopecks, that constitutes 37 rubles, 15 kopecks per bond.

The total paid up income under the bonds is 1 367 409 482 rubles 24 kopecks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: March 2, 2011